

Mail Stop 3233

March 31, 2017

Via E-Mail
Rina Paniry
Chief Financial Officer
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, Connecticut 06830

     Re: **Starwood Property Trust, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed February 23, 2017
               File No. 001-34436

Dear Ms. Paniry:

We have reviewed your filing and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 15. Exhibits and Financial Statement Schedules, page 177

1.   In your correspondence dated June 20, 2014, we note your response to comment 3 of our comment letter dated June 11, 2014. However, we continue to note that certain of the material agreements filed pursuant to Item 601(b)(10) of Regulation S-K have omitted schedules and exhibits. For example, exhibit 10.18 references a number of schedules which are not included. In addition, exhibit 10.16 appears to omit information from exhibits G-2, H, and I. Please file the complete agreements as required by Item 601(b)(10) or tell us why you believe the omitted schedules and exhibits are not required to be filed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Rina Paniry
Starwood Property Trust, Inc.
March 31, 2017
Page 2

       Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities